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      SEC FILE NUMBER
         001-33509
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        CUSIP NUMBER
         76123U105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

             For Period Ended: June 30, 2009
                               -------------------------------------------------

             |_|   Transition Report on Form 10-K

             |_|   Transition Report on Form 20-F

             |_|   Transition Report on Form 11-K

             |_|   Transition Report on Form 10-Q

             |_|   Transition Report on Form N-SAR

             For the Transition Period Ended:
                                             -----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Response Genetics, Inc.
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Full Name of Registrant

N.A.
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Former Name if Applicable

1640 Marengo Street, 6th Floor
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Address of Principal Executive Office (Street and Number)

Los Angeles, California 90033
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City, State and Zip Code
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

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Response Genetics, Inc. (the "Company") has determined the Company is unable to file its Form 10-Q for the quarter ended June 30, 2009 within the prescribed time because the Company, under the direction of the Audit Committee, needs additional time to complete certain aspects of the Company's financial statements.

                   Persons who are to respond to the collection of information
SEC 1344 (05-06)   contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         (Attach extra Sheets if Needed)
                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Thomas Stankovich          (323)                 224-3900
      ------------------------   ------------         --------------------
               (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |_| No |X|

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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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

                             Response Genetics, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 14, 2009             By  /s/ Thomas Stankovich
      ------------------              ------------------------------------------
                                      Thomas Stankovich
                                      Vice President and Chief Financial Officer

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                                    ATTENTION
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        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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